As filed with the United States Securities and Exchange Commission on June 24, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

AKZO NOBEL N.V.
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Akzo Nobel Inc.
120 White Plains Road, Suite 300
Tarrytown, New York 10591-10522
(914) 333-7459
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas 60 Wall Street New York, New York 10005 (212) 250-9100

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing	☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-third of one ordinary share of Akzo Nobel N.V.	100,000,000 American Depositary Shares	$0.05	$5,000,000	$644
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt filed as Exhibit (a)(5) to this Registration Statement and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference

Item Number and Caption			Location in Form of American Depositary Receipt ("Receipt") Filed Herewith as Prospectus

1.	Name and address of depositary		Face of Receipt, Introductory article

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, Upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt, Paragraph (16) and (17)

	(iii)	The collection and distribution of dividends	Reverse of Receipt, Paragraph (14)

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt, Paragraph (13) Reverse of Receipt, Paragraph (16)

	(v)	The sale or exercise of rights	Reverse of Receipt, Paragraphs (14) and (16)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt, Paragraphs (3) and (6) Reverse of Receipt, Paragraphs (14) and (18)

	(vii)	Amendment, extension or termination of the deposit arrangement	Reverse of Receipt, Paragraphs (22) and (23) (no provision for extension)

	(viii)	Rights of holders of the American Depositary Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Face of Receipt, Paragraph (13)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt, Paragraphs (2), (3), (4), (6), (7), (9) and (10)

	(x)	Limitation upon the liability of the depositary	Face of Receipt, Paragraph (7) Reverse of Receipt, Paragraph (19) and (20)

3.	Fees and Charges		Face of Receipt, Paragraph (10)

Item - 2. AVAILABLE INFORMATION

Akzo Nobel N.V. shall publish on its web site (www.akzonobel.com) on an ongoing basis, or otherwise furnish the United States Securities and Exchange Commission (the "Commission") with, certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Exchange Act. To the extent furnished to the Commission, such reports and documents may be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street NE, Washington, DC 20549.
Reverse of Receipt, Paragraph (13)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Amended and Restated Deposit Agreement, dated as of October 15, 1999, by and among the Company, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed as Exhibit (a) to Form F-6 (File Number 333-112715), and incorporated herein by reference.

(a)(2)
Supplemental Agreement to Amended and Restated Deposit Agreement, dated as of October 18, 2004, by and among the Company, Deutsche Bank Trust Company Americas, as successor depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed as Exhibit (a)(2) to Form F-6 (File Number 333-119739), and incorporated herein by reference.

(a)(3)	Supplemental Agreement No. 2 to Amended and Restated Deposit Agreement. Filedas Exhibit (a)(3) to Form F-6Pos (File Number 333-119739), and incorporatedherein by reference.

(a)(4)	Supplemental Agreement No. 3 to Amended and Restated Deposit Agreement. Filedas Exhibit (a)(4) to Form F-6Pos (File Number 333-119739), and incorporatedherein by reference.

(a)(5)	Form of American Depositary Receipt. Filed herewith as Exhibit (a)(5).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of October 15, 1999, as supplemented and amended from time to time (as so supplemented and amended, the "Deposit Agreement"), by and among the Company, the Depositary, as successor depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder,  certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 24, 2014.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one-third of one ordinary share of Akzo Nobel N.V.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
Name: James Kelly
Title: Vice President

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko
Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Akzo Nobel N.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Amsterdam, The Netherlands, on June 24, 2014.

Akzo Nobel N.V.

By:	/s/ Ton Büchner
Name:	Ton Büchner
Title:	Chief Executive Officer

By:	/s/ Sven Dumoulin
Name:	Sven Dumoulin
Title:	Member of the Executive Committee

Each person whose signature appears below constitutes and appoints Ton Büchner and Keith Nichols, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution and resubstitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments and supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on June 24, 2014.

Signatures	Capacity

/s/ Ton Büchner	Chief Executive Officer and Chairman of the Board of Management
Ton Büchner	(principal executive officer)

/s/ Keith Nichols	Chief Financial Officer and Member of the Board of Management
Keith Nichols

/s/ Marten Booisma	Member of the Executive Committee
Marten Booisma

/s/ Sven Dumoulin	Member of the Executive Committee
Sven Dumoulin

Member of the Executive Committee
Werner Fuhrmann

Member of the Executive Committee
Ruud Joosten

Member of the Executive Committee
Conrad Keijzer

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Akzo Nobel N.V., has signed this Registration Statement in Chicago, Illinois, on June 23, 2014.

Authorized U.S. Representative

By:	/s/ G.D. Armstrong
Name:	G.D. Armstrong
Title:	President, Akzo Nobel Inc.

INDEX TO EXHIBITS

Exhibit Number
(a)(5) Form of American Depositary Receipt (d) Opinion of counsel to the Depositary (e) Rule 466 Certification